UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number: 000-23977

Spectra Energy Capital, LLC

(Exact name of registrant as specified in its charter)

5400 WESTHEIMER COURT, HOUSTON TX 77056 713-627-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Liability Company Member Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 Spectra Energy Capital LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 17, 2007	By:	/s/ Gregory L. Ebel
Name: Gregory L. Ebel
Title: President and CEO